                             WINDSOR COAL COMPANY
                              1997 Annual Report
                                                                        Page

                                   CONTENTS


Statements of Income and Statements of Retained Earnings    .    .    .    1

Statements of Cash Flows .    .    .    .    .    .    .    .    .    .    2

Balance Sheets .    .    .    .    .    .    .    .    .    .    .    .  3-4

Notes to Financial Statements .    .    .    .    .    .    .    .    . 5-11

                             WINDSOR COAL COMPANY
                             STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                           Year Ended December 31,
                                                        1997        1996         1995
                                                               (in thousands)
OPERATING REVENUES . . . . . . . . . . . . . . . . . . $68,555    $57,615      $49,453

OPERATING EXPENSES (including depreciation, depletion
  and amortization of mining plant of $4,441,000 in
  1997, $4,789,000 in 1996 and $2,424,000 in 1995) . .  66,973     55,931       47,343

OPERATING INCOME . . . . . . . . . . . . . . . . . . .   1,582      1,684        2,110

NONOPERATING INCOME. . . . . . . . . . . . . . . . . .     223         93           71

INCOME BEFORE INTEREST CHARGES . . . . . . . . . . . .   1,805      1,777        2,181

INTEREST CHARGES (including $14,000 in 1997, $14,000
  in 1996 and $13,000 in 1995 on long-term debt to
  Parent Company). . . . . . . . . . . . . . . . . . .      14         14           13

INCOME BEFORE FEDERAL INCOME TAXES . . . . . . . . . .   1,791      1,763        2,168

FEDERAL INCOME TAXES . . . . . . . . . . . . . . . . .     631        400          805

NET INCOME . . . . . . . . . . . . . . . . . . . . . . $ 1,160    $ 1,363      $ 1,363

                       STATEMENTS OF RETAINED EARNINGS
                                 (UNAUDITED)

                                                            Year Ended December 31,
                                                         1997        1996         1995
                                                                (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . . . . . . . .  $1,268      $  245       $1,383

NET INCOME . . . . . . . . . . . . . . . . . . . . . .   1,160       1,363        1,363

CASH DIVIDENDS DECLARED. . . . . . . . . . . . . . . .   2,350         340        2,501

RETAINED EARNINGS DECEMBER 31. . . . . . . . . . . . .  $   78      $1,268       $  245


See Notes to Financial Statements.

                             WINDSOR COAL COMPANY
                           STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)


                                                           Year Ended December 31,
                                                         1997       1996        1995
                                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . .   $ 1,160    $ 1,363     $ 1,363
  Adjustments for Noncash Items:
    Depreciation, Depletion and Amortization . . . .     4,441      4,790       2,424
    Deferred Income Taxes. . . . . . . . . . . . . .    (3,526)    (3,545)     (1,874)
    Accrued Other Postretirement Benefits. . . . . .     1,134      1,231       1,538
    Accrued Rent and Royalty . . . . . . . . . . . .     1,497      2,131       2,268
    Reclamation Reserve. . . . . . . . . . . . . . .     2,600      1,343        -
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable. . . . . . . . . . . . . . .       460     (1,972)     (5,370)
    Coal, Materials and Supplies . . . . . . . . . .      (682)       (17)        463
    Accounts Payable . . . . . . . . . . . . . . . .     1,817       (813)      1,671
  Other (net). . . . . . . . . . . . . . . . . . . .     1,494        385         713
        Net Cash Flows From Operating Activities . .    10,395      4,896       3,196

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . . . . . . . .      (956)       (68)       (145)
  Proceeds from Sales of Property. . . . . . . . . .         3          5        -
        Net Cash Flows Used For Investing Activities      (953)       (63)       (145)

FINANCING ACTIVITIES:
  Capital Contributions from (Returned to) Parent Co    (1,594)      -           -
  Common Stock . . . . . . . . . . . . . . . . . . .      (406)      -           -
  Issuance of Long-term Debt . . . . . . . . . . . .      -          -            137
  Retirement of Long-term Debt . . . . . . . . . . .      (569)      (569)       (626)
  Change in Short-term Debt (net). . . . . . . . . .      -          -            (66)
  Dividends Paid . . . . . . . . . . . . . . . . . .    (2,350)      (340)     (2,501)
        Net Cash Flows Used For Financing Activities    (4,919)      (909)     (3,056)

Net Increase (Decrease) in Cash and Cash Equivalents     4,523      3,924          (5)
Cash and Cash Equivalents January 1. . . . . . . . .     3,937         13          18
Cash and Cash Equivalents December 31. . . . . . . .   $ 8,460    $ 3,937     $    13


See Notes to Financial Statements.

                             WINDSOR COAL COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)


                                                                       December 31,
                                                                     1997         1996
                                                                       (in thousands)
ASSETS

MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . . . . . . . .  $   634      $   634
  Mining Structures and Equipment . . . . . . . . . . . . . . . .   49,431       47,839
  Coal Interests (net of depletion) . . . . . . . . . . . . . . .    1,227        1,544
  Mine Development Costs. . . . . . . . . . . . . . . . . . . . .   10,041       10,041
  Construction Work in Progress . . . . . . . . . . . . . . . . .       25          189
          Total Mining Plant. . . . . . . . . . . . . . . . . . .   61,358       60,247
  Accumulated Depreciation and Amortization . . . . . . . . . . .   35,322       30,854

          NET MINING PLANT. . . . . . . . . . . . . . . . . . . .   26,036       29,393





CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . . .    8,460        3,937
  Accounts Receivable - General . . . . . . . . . . . . . . . . .      953        3,847
  Accounts Receivable - Affiliated Companies. . . . . . . . . . .    6,899        4,465
  Coal - at average cost. . . . . . . . . . . . . . . . . . . . .      144           18
  Materials and Supplies - at average cost. . . . . . . . . . . .    4,503        3,947
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      244          266

          TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . .   21,203       16,480





REGULATORY ASSETS . . . . . . . . . . . . . . . . . . . . . . . .      527          784

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . .    5,033          581

DEFERRED CHARGES. . . . . . . . . . . . . . . . . . . . . . . . .      371          391

          TOTAL . . . . . . . . . . . . . . . . . . . . . . . .  $53,170      $47,629


See Notes to Financial Statements.
/TABLE

                             WINDSOR COAL COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)


                                                                       December 31,
                                                                    1997          1996
                                                                      (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREOWNER'S EQUITY:
  Common Stock - Par Value $100:
    Authorized - 5,000 Shares
    Outstanding - 4,064 Shares. . . . . . . . . . . . . . . . . .  $  -         $   406
  Paid-in Capital . . . . . . . . . . . . . . . . . . . . . . . .    8,876       10,470
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . . .       78        1,268
          TOTAL SHAREOWNER'S EQUITY . . . . . . . . . . . . . . .    8,954       12,144


LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . . .    7,366        7,935


OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . . . . . . . . .    1,559        1,459
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21,041       14,630
          TOTAL OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   22,600       16,089

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . . . . . . . . .      570          570
  Accounts Payable - General. . . . . . . . . . . . . . . . . . .    3,237        1,587
  Accounts Payable - Affiliated Companies . . . . . . . . . . . .      857          690
  Workers' Compensation . . . . . . . . . . . . . . . . . . . . .    2,105        2,959
  Obligations Under Capital Leases. . . . . . . . . . . . . . . .    1,395          848
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,838        1,577
          TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . .   10,002        8,231

DEFERRED CREDITS. . . . . . . . . . . . . . . . . . . . . . . . .       55         -

REGULATORY LIABILITIES:
  Amounts Due To Parent Company For Future Income Tax Benefits. .    3,879        2,953
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      314          277
          TOTAL REGULATORY LIABILITIES. . . . . . . . . . . . . .    4,193        3,230

CONTINGENCIES (Note 2)

            TOTAL . . . . . . . . . . . . . . . . . . . . . . . .  $53,170      $47,629


See Notes to Financial Statements.

                             WINDSOR COAL COMPANY
                        NOTES TO FINANCIAL STATEMENTS
                                 (UNAUDITED)


1.   SIGNIFICANT ACCOUNTING POLICIES:

Organization and Regulation. Windsor Coal Company (the Company or WCCo), is a wholly- owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company conducts underground mining operations in West Virginia on properties owned or leased by OPCo or the Company. Coal is mined and sold to generating units wholly owned by OPCo and jointly owned by OPCo and an unaffiliated company at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. The majority of the Company's coal production is shipped to OPCo's Cardinal Plant.

Basis of Accounting. As a cost-based rate-regulated entity, WCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates. The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement. Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization. Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1997, 1996 and 1995 were not significant. Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated by use of the straight-line method for mining structures and equipment and by use of the units-of-production method for coal interests and mine development costs. In 1995 the Company changed the respective rates to reflect a revised mining plan. This change in estimate had no impact on net income.

          Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation, depletion and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash invest-ments with original maturities of three months or less.

Income Taxes. The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation. The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1997, 1996 or 1995.

          The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation. The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal resources are exhausted. This would include, among other things, sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.   CONTINGENCIES:

          The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

          The Company recovers all costs from OPCo under the coal supply agreement.

3.   CONTINUATION OF MINING OPERATIONS:

          The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from OPCo's generating plants with the Phase I effective January 1, 1995 and Phase II effective January 1, 2000. OPCo's Phase I compliance efforts did not impact the Company. To meet Phase II compliance, tentative plans propose switching Cardinal Plant Unit 1, which is supplied by the Company, to lower sulfur coal from unaffiliated sources in 2001.

          Under settlement agreements applicable to OPCo's Public Utilities Commission of Ohio (PUCO) jurisdiction, OPCo's recovery of fuel costs is fixed at predetermined prices and OPCo is provided with the opportunity to recover its Ohio jurisdictional share of its investment in and the liabilities and future shutdown costs of the Windsor mine to the extent the actual cost of coal is sufficiently below the predetermined prices. Based on the estimated future cost of coal supplies, from both affiliated and unaffiliated sources, OPCo's management believes that OPCo will recover under the terms of the settlement agreements the cost of the Windsor mining operations including eventual mine closure liabilities attributable to its PUCO jurisdiction.

          It may be necessary in the future to shut down the Windsor mining operations if the predetermined price is not adequate to recover the Windsor mining cost from PUCO jurisdictional fuel clause customers or if it is no longer economical due to the CAAA or otherwise to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. If a shutdown should become necessary, results of operations and cash flows are not expected to be affected since shutdown costs would be recoverable from OPCo under the coal supply agreement.

4.   OTHER RELATED-PARTY TRANSACTIONS:

          American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including WCCo. The costs of the services are billed by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.   BENEFIT PLANS:

United Mine Workers of America (UMWA) Pension Plans

          The Company provides UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. Contributions are based on the number of hours worked, are expensed when paid and totaled $327,000 in 1997, $283,000 in 1996 and $241,000 in 1995. As of June 30, 1997, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $1.3 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

AEP System Pension Plan

          The Company participates in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the UMWA pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of the net pension cost of the AEP System pension plan was $95,000, $119,000 and $83,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

AEP System Savings Plan

          An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $81,000 in 1997, $76,000 in 1996 and $72,000 in 1995.

Postretirement Benefits Other Than Pensions (OPEB)

          Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. They are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates. Non-active UMWA employees become eligible at age 55 if they have 20 service years.

          The AEP System provides certain other benefits for retired employees under an AEP System plan. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates. OPEB costs for post 1975 UMWA retirees and the AEP System plan are determined by the application of AEP System actuarial assumptions to each company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, was $1.8 million in 1997, $1.9 million in 1996 and $2.2 million in 1995. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund for all non-UMWA employees equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $112,000 in 1997, $119,000 in 1996 and $140,000 in 1995.

          Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund surplus. Required annual payments to the UMWA health funds made by the Company were recognized as expense when paid and totaled $345,000 in 1997, $98,000 in 1996 and $247,000 in 1995.

          The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company's portion of the trust fund surplus was inadequate to reimburse its covered medical benefits so it was able to acquire surplus fund transfers from other AEP System companies that are members of the fund and have a surplus. The Company pays cash for the amount transferred. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $502,000 in 1997, $579,000 in 1996 and $664,000 in 1995 to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $37,000 in 1997, $101,000 in 1996 and $176,000 in 1995 reallocated from the surplus Black Lung trust fund of other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1997 and 1996 was a surplus of $1,000 and $841,000, respectively, and at December 31, 1995 was a deficit of $297,000.

6.   FEDERAL INCOME TAXES:

          The details of federal income taxes are as follows:

                                                   Year Ended December 31,
                                                    1997     1996     1995
                                                        (in thousands)

Current (net) . . . . . . . . . . . . . . . . .  $ 4,158   $ 3,945   $ 2,679
Deferred (net). . . . . . . . . . . . . . . . .   (3,525)   (3,545)   (1,874)
Total Federal Income Taxes. . . . . . . . . . .  $   633   $   400   $   805

          Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to the practice of flow-through accounting for book/tax differences associated with self insurance reserves.

          The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

          The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations and cash flows.

          The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:

                                                           December 31,
                                                         1997        1996
                                                          (in thousands)

          Deferred Tax Assets. . . . . . . . . . . . . $10,930     $ 8,745
          Deferred Tax Liabilities . . . . . . . . . .  (5,897)     (8,164)
            Net Deferred Tax Assets. . . . . . . . . . $ 5,033     $   581

          Property Related Temporary Differences . . . $(4,854)    $(6,273)
          Amounts Due To Parent Company
            For Future Federal Income Taxes. . . . . .   1,243       1,239
          Self-Insurance Reserves. . . . . . . . . . .   1,251       1,083
          Accrued Postretirement Expenses. . . . . . .   2,958       2,547
          Accrued Leased Asset Book Rent Expense . . .     830         651
          Accrued Book Royalty Expense . . . . . . . .   1,234         889
          Accrued Mine Reclamation Expense . . . . . .   1,380         470
          Deferred State Income Taxes. . . . . . . . .     327        (588)
          All Other (net). . . . . . . . . . . . . . .     664         563

            Total Net Deferred Tax Assets. . . . . . . $ 5,033     $   581

7.   SUPPLEMENTARY CASH FLOW INFORMATION:

                                                     Year Ended December 31,
                                                     1997     1996     1995
                                                         (in thousands)
        Cash was paid for:
          Interest . . . . . . . . . . . . . . . .  $   14   $   13   $   13
          Income Taxes . . . . . . . . . . . . . .   5,669    5,306    3,201
        Noncash acquisitions under
          capital leases were. . . . . . . . . . .   1,685      291       84

8.   LEASES:

          Leases of property, plant and equipment are for periods of up to 20 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

          Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                                   Year Ended December 31,
                                                    1997     1996     1995
                                                        (in thousands)

Operating Leases . . . . . . . . . . . . . .     $  906   $  943   $  953
Amortization of Capital Leases . . . . . . .        976      883    2,023
Interest on Capital Leases . . . . . . . . .        154      155      289
        Total Rental Costs . . . . . . . . .     $2,036   $1,981   $3,265

          Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                               December 31,
                                                              1997      1996
                                                              (in thousands)

     Mining Plant. . . . . . . . . . . . . . . . . . . . .   $7,482    $6,928
     Accumulated Amortization. . . . . . . . . . . . . . .    4,528     4,621
         Net Property under Capital Leases . . . . . . . .   $2,954    $2,307

     Capital Lease Obligations:
         Noncurrent Liability. . . . . . . . . . . . . . .   $1,559    $1,459
         Liability Due Within One Year . . . . . . . . . .    1,395       848
             Total Capital Lease Obligations . . . . . . .   $2,954    $2,307

          Properties under operating leases and related obligations are not included in the Balance Sheets.

          Future minimum lease rentals, consisted of the following at December 31, 1997:
                                                          Capital
                                                          Leases
                                                       (in thousands)
     1998. . . . . . . . . . . . . . . . . . . . . . . .  $1,344
     1999. . . . . . . . . . . . . . . . . . . . . . . .     938
     2000. . . . . . . . . . . . . . . . . . . . . . . .     645
     2001. . . . . . . . . . . . . . . . . . . . . . . .      29
     2002. . . . . . . . . . . . . . . . . . . . . . . .       6
     Later Years . . . . . . . . . . . . . . . . . . . .      26
     Total Future Minimum Lease Rentals. . . . . . . . .   2,988
     Less Estimated Interest Element Included Therein. .     (34)
     Estimated Present Value of Future
       Minimum Lease Rentals . . . . . . . . . . . . . .  $2,954

9.   RETURN OF CAPITAL:

          On October 1, 1997 the Company returned $2,000,000 to its parent out of capital and reduced the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $406,000 to $406. On January 29, 1998 the Company returned to its parent $5,000,000 out of capital surplus. On February 27, 1998 the Company returned to its parent $3,876,429 out of capital surplus. This completed the return of capital by the Company to its parent as authorized by HCAR No. 26573.

10.  LONG-TERM DEBT AND SHORT-TERM DEBT:

          Long-term debt was outstanding as follows:
                                                            December 31,
                                                          1997       1996
                                                           (in thousands)

Advances from Parent - 6% open account . . . . . . . .  $  225      $  225
Finance Obligations. . . . . . . . . . . . . . . . . .   7,711       8,280
                                                         7,936       8,505
Less Portion Due Within One Year . . . . . . . . . . .     570         570
     Total . . . . . . . . . . . . . . . . . . . . . .  $7,366      $7,935

          Finance obligations were entered into for the West Liberty portal in 1989, the Long's Run Ventilation facility in 1992 and the Short Creek Acid Mine Drainage facility in 1994 through sale and leaseback transactions. The term on these obligations is 20 years (Long's Run is for 10 years with a 10-year renewal) with a bargain purchase option at expiration of the agreements. In accordance with SFAS 98, the transactions did not qualify as a sale and leaseback for accounting purposes. Future minimum payments under these agreements are $570,000 per year for 1998 through 2002 and $4,861,000 in later years.